

October 29, 2014

Via E-mail
Mr. Eng Wah Kung
Chief Executive Officer
Zippy Bags, Inc.
Room 8, 20/F, AIA Tower, Nos. 251A-301
Avenida Commercial de Macau
Macau

> **Re:** **Zippy Bags, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2014**
> **Filed June 4, 2014**
> **Response Dated October 14, 2014**
> **Filed October 14, 2014**
> **File No. 000-55100**

Dear Kung:

We have reviewed your response dated October 14, 2014 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2014

Item 9A. Controls and Procedures, page 24

1. We note from your response to comment 1 in our letter dated September 19, 2014 that new management assumed control of the company in June 2014 and that you intend to provide Management's Report on Internal Control Over Financial Reporting for the year ending March 31, 2015. Please note, however, that your proposal will not resolve the fact that Management's Report on Internal Control Over Financial Reporting is missing from your March 31, 2014 Form 10-K. Accordingly, as previously requested, please

amend your filing to include Management's Report on Internal Control Over Financial Reporting as required by Item 308(a) of Regulation S-K.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief